
12061015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68611

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/11 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Magellan Global Partners Inc.

OFFICIAL USE ONLY
154132
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 South Bayshore Drive, #1E
(No. and Street)

Miami (City) Florida (State) 33133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Lau (305) 444-3598
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual, state last, first, middle name*)

7900 Glades Road, Suite 540 (Address) Boca Raton (City) FL (State) 33434 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 14 2012
12 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/11



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OATH OR AFFIRMATION

I, Robert Lau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Magellan Global Partners, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

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This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


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S&Co.
SHERB & CO., LLP
Certified Public Accountants

7900 Glades Road, Suite 540
Boca Raton, FL 33434
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To The Stockholder
Magellan Global Partners, Inc.

We have audited the accompanying statement of financial condition of Magellan Global Partners, Inc. as of December 31, 2011, and the related statements of operations, changes in stockholder's deficit and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magellan Global Partners, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
March 22, 2012

MAGELLAN GLOBAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	7,542
Total assets	$	7,542

LIABILITIES AND STOCKHOLDER'S DEFICIT

Common stock, no par value; 1,000 shares authorized 1,000 shares issued and outstanding	$	143,347
Accumulated deficit		(135,805)
Total stockholder's deficit		7,542
Total liabilities and stockholder's deficit	$	7,542

See accompanying notes to financial statements

MAGELLAN GLOBAL PARTNERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Expenses:		
Payroll and employee benefits	$	102,274
Regulatory fees, business licenses and permits		14,689
Communication costs		8,628
Rent		2,687
Office expenses		2,424
Subscriptions		2,356
Moving expenses		1,750
Other expenses		997
Total expenses		135,805
Net loss	$	(135,805)

See accompanying notes to financial statements

MAGELLAN GLOBAL PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock - No Par Value		Accumulated	
	Shares	**Amount**	**Deficit**	**Total**
Balance, December 31, 2010	1,000	$ 10,471	$ -	$ 10,471
Contributions	-	132,876		132,876
Net income	-	-	(135,805)	(135,805)
Balance, December 31, 2011	1,000	$ 143,347	$ (135,805)	$ 7,542

See accompanying notes to financial statements

MAGELLAN GLOBAL PARTNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net loss	$ (135,805)
Net cash used in operating activities	(135,805)
Cash flows from financing activities:	
Contributions	132,876
Net cash provided by financing activities	132,876
Net increase in cash	(2,929)
Cash, beginning of year	10,471
Cash, end of year	$ 7,542
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest and taxes	$ -

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Magellan Global Partners, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is incorporated in the state of Florida.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

The Company earned no revenue in the fiscal year ended December 31, 2011 and had no revenue generating operations in that period. But, the Company has adopted the policy to recognize revenue when earned, according to US generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

As of December 31, 2011 the Company has approximately $136,000 in net operating loss carry forwards, which will expire, if unused, in 2031. The Company has no current or deferred income tax liability and its net deferred tax assets at December 31, 2011 amounted to $0 after providing a full valuation allowance against its deferred tax asset for net operating loss carry forwards of approximately $52,000. The Company's valuation allowance was increased by $52,000 in 2011. The Company's tax net operating loss carry forwards may be limited in the event of owner shifts pursuant to IRC section 382.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company did not conduct business with any related parties in the year ended December 31, 2011.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1,

NOTE 4 – NET CAPITAL REQUIREMENTS (continued)

except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that deficit capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $7,542 which was $2,542, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was $0 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances regularly do not exceed federally insured limits.

NOTE 6 – FINANCIAL INSTRUMENTS

The carrying amount reported in the balance sheet for cash approximates fair value based on the short-term maturity of this instrument.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Lease

Our offices are located at 2901 South Bayshore Drive, #1E, Miami, Florida, 33133 and our Regus Office Suite is at 590 Madison Avenue, 21st Floor, New York, NY 10022. The Regus Office is a virtual office; all utilities except telephone are included under the agreement. At December 31, 2011 the virtual office was the only effective agreement; it expires on July 31, 2012, the lease expense is $287 per month.

NOTE 8 – STOCKHOLDER'S DEFICIT

The Company was incorporated on March 9, 2010 in the state of Florida. Magellan Global Corporation owns 100% of its stock; in 2010 we had $10,471 contributed capital from the sole stockholder. In the fiscal year ended December 31, 2011 the stockholder contributed an additional $132,876. Funds were principally used to pay for operating expenses, which totaled $135,805. The stockholder's deficit at December 31, 2012 was $7,542

NOTE 9 – SUBSEQUENT EVENTS

We have evaluated subsequent events through March 27, 2012, the date the financial statements were available to be issued. There are no significant subsequent events as of that date.

SUPPLEMENTARY INFORMATION

MAGELLAN GLOBAL PARTNERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Net capital computation:		
Total Stockholder's Deficit	$	7,542
Deductions and/or charges:		
Non-allowable assets:		
Total non-allowable assets		-
Net capital before haircuts on securities positions		7,542
Total haircuts on securities		-
Net capital		7,542
Required minimum capital		5,000
Excess net capital	$	2,542
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition	$	-
Ratio of aggregate indebtedness to net capital		0 to 1
Reconciliation:		
Net capital, per unaudited December 31, 2011 FOCUS report, as filed	$	7,542
Audit Adjustments		
Net capital, per December 31, 2011 audited report, as filed	$	7,542

Magellan Global Partners, Inc. is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i) ie., limited business (investment banking).

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.


SHERB & CO., LLP

Certified Public Accountants

7900 Glades Road, Suite 540
Boca Raton, FL 33434
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida



REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Stockholder
Magellan Global Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Magellan Global Partners, Inc. for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

T 1`he management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shuk & Co., LLP
Certified Public Accountants

Boca Raton, Florida
March 22, 2012

MAGELLAN GLOBAL PARTNERS, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

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